SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

OPENTV CORP.

(Name of Issuer)

CLASS A ORDINARY SHARES (NO PAR VALUE)

(Title of Class of Securities)

G67543101

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. G67543101	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sun TSI Subsidiary, Inc. FEIN # 77-0431471

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		7,594,796*

SHARES
BENEFICIALLY	6	SHARED VOTING POWER

OWNED BY		-0-

EACH
REPORTING	7	SOLE DISPOSITIVE POWER

PERSON		7,594,796*

WITH
	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,594,796*

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.7%**

12	TYPE OF REPORTING PERSON (See Instructions)

CO

*	Sun TSI Subsidiary, Inc. (“SSI”), a Delaware corporation and wholly-owned subsidiary of Sun Microsystems, Inc. (“Sun”), owns 7,594,796 shares of Class B Common Stock of OpenTV, Inc. (“OTVI”). Subject to compliance with certain provisions of agreements to which SSI and/or Sun are parties, such shares may be exchanged on a one-for-one basis (subject to adjustment under certain circumstances) for Class B Ordinary Shares of Issuer, and such Class B Ordinary Shares may be converted into Class A Ordinary Shares of Issuer on a one-for-one basis (subject to adjustment under certain circumstances).

**	Based on 40,896,432 Class A Ordinary Shares of Issuer outstanding as of October 31, 2002, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. Assumes the conversion of the 7,594,796 shares of Class B Common Stock of OTVI held of record by SSI into an equal number of Class B Ordinary Shares of Issuer, and the conversion of such Class B Ordinary Shares into Class A Ordinary Shares of Issuer. Assumes that there is no exercise of options or warrants of the Issuer held by others and that there is no conversion of securities convertible into Class A Ordinary Shares of Issuer held by others.

SCHEDULE 13G/A

CUSIP No. G67543101	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sun Microsystems, Inc. FEIN # 94-2805249

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		7,594,796*

SHARES
BENEFICIALLY	6	SHARED VOTING POWER

OWNED BY		-0-

EACH
REPORTING	7	SOLE DISPOSITIVE POWER

PERSON		7,594,796*

WITH
	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,594,796*

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.7%**

12	TYPE OF REPORTING PERSON (See Instructions)

CO

*	Sun TSI Subsidiary, Inc. (“SSI”), a Delaware corporation and wholly-owned subsidiary of Sun Microsystems, Inc. (“Sun”), owns 7,594,796 shares of Class B Common Stock of OpenTV, Inc. (“OTVI”). Subject to compliance with certain provisions of agreements to which SSI and/or Sun are parties, such shares may be exchanged on a one-for-one basis (subject to adjustment under certain circumstances) for Class B Ordinary Shares of Issuer, and such Class B Ordinary Shares may be converted into Class A Ordinary Shares of Issuer on a one-for-one basis (subject to adjustment under certain circumstances).

**	Based on 40,896,432 Class A Ordinary Shares of Issuer outstanding as of October 31, 2002, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. Assumes the conversion of the 7,594,796 shares of Class B Common Stock of OTVI held of record by SSI into an equal number of Class B Ordinary Shares of Issuer, and the conversion of such Class B Ordinary Shares into Class A Ordinary Shares of Issuer. Assumes that there is no exercise of options or warrants of the Issuer held by others and that there is no conversion of securities convertible into Class A Ordinary Shares of Issuer held by others.

SCHEDULE 13G/A

CUSIP No. G67543101	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: OpenTV Corp. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 401 East Middlefield Road, Mountain View, CA 94043

Item 2.

(a)	Name of Person Filing: This statement is filed by and on behalf of Sun Microsystems, Inc. (“Sun”) and its wholly-owned subsidiary Sun TSI Subsidiary, Inc. (“SSI”), each a Delaware corporation.

(b)	Address of Principal Business Office: The business address of each of Sun and SSI is 4120 Network Circle, Santa Clara, CA 95054, Attention: Laura A. Fennell, Esq.

(c)	Citizenship: Sun and SSI are each incorporated under the laws of the State of Delaware.

(d)	Title of Class of Securities: Class A Ordinary Shares, no par value

(e)	CUSIP Number: G67543101

Item 3.	Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 7,594,796 (See footnote marked * on pgs. 2 and 3)

(b)	Percent of class: (See footnote marked ** on pgs. 2 and 3)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 7,594,796 (See footnote marked * on pgs. 2 and 3)

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 7,594,796 (See footnote marked * on pgs. 2 and 3)

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

CUSIP No. G67543101	Page 5 of 7 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable. SSI is a wholly-owned subsidiary of Sun. SSI owns or has right to acquire shares of Issuer as stated above. Sun owns no shares of Issuer directly.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003

SUN TSI SUBSIDIARY, INC.

	By:	/s/ Ken Barker

	Name:	Ken Barker

	Its:	Treasurer

SUN MICROSYSTEMS, INC.

	By:	/s/ John D. Croll

	Name:	John D. Croll

	Its:	Senior Vice President, General Counsel and Secretary

CUSIP No. G67543101	Page 6 of 7 Pages

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement of Joint Filing, dated February 14, 2003 by and between Sun TSI Subsidiary, Inc. and Sun Microsystems, Inc.

CUSIP No. G67543101	Page 7 of 7 Pages

EXHIBIT A

Agreement of Joint Filing

     Each of the undersigned hereby agrees that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the Statement dated February 14, 2003 containing the information required by Schedule 13G/A, for the shares of Class A Ordinary Shares of OpenTV Corp. which they each beneficially hold.

Dated: February 14, 2003

SUN TSI SUBSIDIARY, INC.

	By:	/s/ Ken Barker

	Name:	Ken Barker

	Its:	Treasurer

SUN MICROSYSTEMS, INC.

	By:	/s/ John D. Croll

	Name:	John D. Croll

	Its:	Senior Vice President, General Counsel and Secretary